Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Stem, Inc. to Participate in Simmons Energy 21st Annual Energy Conference

MILLBRAE, Calif. – March 18, 2021 – Stem, Inc. (“Stem” or the “Company”), a global leader in artificial intelligence (AI)-driven clean energy storage services, today announced that members of its management team will virtually participate in the 21st Annual Energy Conference hosted by Piper Sandler / Simmons Energy on Monday, March 22, 2021.

Stem and Star Peak Business Combination Update

Stem expects to complete its previously announced merger with Star Peak Energy Transition Corp. (NYSE: STPK) (“Star Peak”) early in the second quarter of 2021. Upon closing, the combined company will be named Stem, Inc. and remain listed on the New York Stock Exchange under the new ticker symbol “STEM.”

About Stem, Inc.

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class AI-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril L.P., Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit https://stpk.starpeakcorp.com/.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Star Peak has filed the Registration Statement with the SEC to be distributed to holders of Star Peak’s common stock in connection with Star Peak’s solicitation of proxies for the vote by Star Peak’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Stem’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Star Peak, Stem and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Star Peak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor, Evanston, IL 60201. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Star Peak and its directors and officers may be deemed participants in the solicitation of proxies of Star Peak’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Star Peak’s executive officers and directors in the solicitation by reading the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Star Peak’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination.

Investor Contacts – Stem
Ted Durbin, Stem, Inc.

Marc Silverberg, ICR, Inc.
IR@stem.com

Media Contact – Stem

Cory Ziskind, ICR, Inc.

stemPR@icrinc.com

Contacts – Star Peak
Tricia Quinn
Courtney Kozel
info@starpeakcorp.com
847 905 4400

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